OFFERING CIRCULAR SUPPLEMENT NO. 1

Filed Pursuant to Rule 253(g)(2)

Date of Original Offering Circular: May 4, 2018

October 19, 2018

Multi-Housing Income REIT, Inc.

9050 North Capital of Texas Highway

Suite 320

Austin, TX 78759

(512) 872-2898

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, Inc. (the “Company”) dated May 4, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is not to change any of the information in the Offering Circular, but to provide additional information that is not in the Offering Circular.

In particular, we are adding a new section to the Offering Circular, between the section captioned “Plan of Operation” and the section captioned “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws.” The caption of the new section is “Past Performance: Our Track Record So Far.” The text of the new section is as follows:

PAST PERFORMANCE: OUR TRACK RECORD SO FAR

Summary and Narrative Description

The Sponsor of the Company is Casoro Capital Partners, LLC, which we refer to as “CCP.” The principal owner and manager of the Sponsor is Monte Lee-Wen. Mr. Lee-Wen is also the Chief Executive Officer The PPA Group, LLC, a real estate investment firm, which we refer to as “PPA.”

Since 2002, PPA has acquired 32 multifamily apartment communities, valued at nearly $1 billion, in Washington, Arizona, and Texas. The communities purchased or developed by Mr. Lee-Wen and his team involved approximately 28 different offerings, raising over $110 million in equity from more than 370 investors. We refer to each of these securities offerings as a “Program.”

All of the Programs are similar to the Company in the following respects:

●	They all involved raising money from investors.

●	They all involve conducting the same business as the business in which the Company will be engaged, i.e., investing in multi-housing apartment communities.

●	They all have the same investment objectives as the Company.

Because of these similarities, investors who are considering investing in the Company’s common stock might find it useful to review information about the Programs. Of course, prospective investors should bear in mind that PRIOR PERFORMANCE DOES NOT GUARANTY FUTURE RESULTS. The fact that Mr. Lee-Wen and PPA have been successful with the Programs does not mean the Company will experience the same results.

There have been no major adverse business developments or conditions experienced by any Program that would be material to purchasers of the Company’s common stock.

None of the Programs:

●	Has been registered under the Securities Act of 1933;

●	Has been required to report under section 15(d) of the Securities Exchange Act of 1934;

●	Has had a class of equity securities registered under section 12(g) of the Securities Exchange Act of 1934; or

●	Has, or has had, 300 or more security holders.

“Round Trip” Programs

Of the 32 multifamily apartment communities PPA acquired, 18 have completed their full investment cycle, from acquisition to renovation to operation to disposition. The financial results of these 18 “round trip” projects are as follows:

	Properties	Property	Property	Property
	#1 & #2	#3	#4	#5
Property Class*	B-	C	C	B
Number of Residential Units	504	168	332	254
Number of Years We Owned the Property	2.67	9.25	10.09	8.41
Date We Sold the Property	Jul-18	Dec-17	Jun-17	Dec-16
Internal Rate of Return (IRR)*
For the Project	32%	12%	25%	23%
For the Investors	25%	8%	25%	10%
Return on Investment (ROI)*
For the Project	105%	150%	540%	168%
For the Investors	75%	80%	540%	115%
Multiple on Invested Capital (MOIC)*
For the Project	2.05	2.5	6.4	2.68
For the Investors	1.75	1.8	6.4	2.15
Average Annual Cash-on-Cash Return (CoC)*	7.4%	2.8%	10.4%	5.0%

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	Property	Property	Property	Property
	#6	#7	#8	#9
Property Class*	C+	C	B-	B
Number of Residential Units	205	69	188	140
Number of Years We Owned the Property	2.93	8.67	5.16	1.69
Date We Sold the Property	Oct-16	Aug-16	Oct-12	Aug-12
Internal Rate of Return (IRR)*
For the Project	29%	14%	32%	97%
For the Investors	22%	14%	25%	61%
Return on Investment (ROI)*
For the Project	102%	50%	231%	195%
For the Investors	77%	50%	167%	100%
Multiple on Invested Capital (MOIC)*
For the Project	2.02	1.5	3.31	2.95
For the Investors	1.77	1.50	2.67	2
Average Annual Cash-on-Cash Return (CoC)*	3.6%	6.8%	16.8%	7.0%

	Property	Property	Property	Property
	#10	#11	#12	#13
Property Class*	C+	C+	C+	C
Number of Residential Units	196	100	178	40
Number of Years We Owned the Property	4.29	2.72	2.14	3.16
Date We Sold the Property	Sep-10	Apr-10	Mar-09	Sep-08
Internal Rate of Return (IRR)*
For the Project	24%	25%	42%	54%
For the Investors	20%	21%	27%	48%
Return on Investment (ROI)*
For the Project	123%	131%	100%	251%
For the Investors	101%	108%	60%	216%
Multiple on Invested Capital (MOIC)*
For the Project	2.23	2.31	2	3.51
For the Investors	2.01	2.08	1.6	3.16
Average Annual Cash-on-Cash Return (CoC)*	3.4%	5.3%	4.0%	7.6%

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	Property	Property	Property	Property
	#14	#15	#16	#17
Property Class*	C	C+	C+	C
Number of Residential Units	24	20	39	24
Number of Years We Owned the Property	0.48	2.24	3.3	2.24
Date We Sold the Property	Jun-07	Dec-05	Jul-05	Jul-05
Internal Rate of Return (IRR)*
For the Project	114%	55%	36%	97%
For the Investors	114%	55%	26%	64%
Return on Investment (ROI)*
For the Project	114%	169%	143%	279%
For the Investors	114%	169%	95%	116%
Multiple on Invested Capital (MOIC)*
For the Project	2.14	2.69	2.43	3.79
For the Investors	2.14	2.69	1.95	2.16
Average Annual Cash-on-Cash Return (CoC)*	0.0%	0.0%	6.5%	9.3%

Property
#18
Property Class*	C+
Number of Residential Units	45
Number of Years We Owned the Property	2.46
Date We Sold the Property	Apr-05
Internal Rate of Return (IRR)*
For the Project	31%
For the Investors	21%
Return on Investment (ROI)*
For the Project	116%
For the Investors	73%
Multiple on Invested Capital (MOIC)*
For the Project	2.16
For the Investors	1.73
Average Annual Cash-on-Cash Return (CoC)*	8.9%

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Thus, on a weighted-average basis (assigning more weight to the projects that cost more, less weight to the projects that cost less), these 18 “round trip” projects have produced:

Internal Rate of Return (IRR)*
For the Project	32.9%
For the Investors	24.8%
Return on Investment (ROI)*
For the Project	149.2%
For the Investors	114.4%
Multiple on Invested Capital (MOIC)*
For the Project	2.49
For the Investors	2.14
Average Annual Cash-on-Cash Return (CoC)*	6.3%
Total Distributed to Investors
Return of Capital	$30,081,902
Profit	$32,228,536

In addition, the other 14 projects – the 14 that have not yet completed their “round trip” – have paid an aggregate of $8,254,171 to investors, either as a return of capital or as profit. Thus, the 32 projects have paid a total of $70,564,610 to investors.

Explanation of Defined Terms

Property Class

In the world of real estate investing, properties and locations are ranked on a scale from A to D, with A best and D worst. Our ranking combines both the location of the project and its condition.

Internal Rate of Return (IRR)

Internal rate of return, or IRR, measures the financial performance of an investment taking into account the time the investment is held. For example, suppose that a bond costs $100, pays $10 at the end of each year for four years, and is redeemed after five years for $110. The IRR of that bond is 10%. But if the only payment on the bond were $150 at the end of the fifth year, the IRR would drop to 8.45%, even though the investor had still received a total of $150. The reason: the investor had to wait longer for her money.

Return on Investment (ROI)

Return on investment, or ROI is a fraction, where the numerator (the top of fraction) is the total distributions from the investment minus the total contributions to the investment, and the denominator (the bottom of the fraction) is the total contributions to the investment. For example, if an investment is capitalized with $100 and returns $135, the ROI is 135%.

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Multiple on Invested Capital (MOIC)

Multiple on invested capital, or MOIC, is a fraction, the numerator of which is the total amount returned from the investment and the denominator of which is the total amount invested. For example, if an investment is purchased for $100 and is later sold for $225, net of expenses, the MOIC is 2.25.

Average Annual Cash-on-Cash Return (CoC)

Cash-on-cash return, or CoC, for any year, is a fraction, the numerator of which is the cash flow generated by an investment for that year minus the total amount invested as of that year (not counting borrowed money). For example, if the investment generates $9 for 2015 and the total cash investment as of 2015 was $100, the CoC for 2015 was 9%. The average annual CoC simply takes the average over the life of the investment.

Project-Level vs. Investor-Level Calculations

We have calculated IRR, ROI, and MOIC in two ways: first from the perspective of the project as a whole, and then from the perspective of investors. For example, suppose a property cost $100, all funded by investors, and were sold after one year for $120, with investors receiving a return of their $100 of capital plus 70% of the $20 profit, or $14, for a total of $114, and the sponsor receiving 30% of the $20 profit, or $6. The project would have an IRR of 20%, while investors would have an IRR of 14%.

CAUTION: Based on market conditions, the Sponsor does not expect the Company to achieve long-term results as favorable as those achieved in these 18 Programs.

 Investors should calibrate their expectations accordingly.

 PAST PERFORMANCE DOES NOT GUARANTY FUTURE RESULTS

Acquisitions of Properties Within Last Three Years

During the last three years, PPA has purchased 14 properties, with 4,883 rental units and an aggregate cost of $358,509,872. For more detailed information, see Table VI of the prior performance tables.

Prior Performance Tables

For more information about all 32 Programs – the 18 “round trip” Programs plus the 14 we still own – please refer to Appendix A– Results of Prior Programs, below. The information in Appendix A is presented as of May 4, 2018.

*      *     *

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.

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